Exhibit 99.1

Huize Reports First Quarter 2023 Unaudited Financial Results and Revises Upward Full

Year Non-GAAP Net Profit Guidance

SHENZHEN, China, May 30, 2023 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial and Operational Highlights

•

Robust business growth: Gross Written Premiums (“GWP”) facilitated on our platform increased by 44.4% year-over-year and 33.4% sequentially to RMB1,932.7 million. First-year premiums (“FYP”) facilitated increased by 153.9% year-over-year and 58.6% sequentially to RMB660.7 million. Growth in GWP and first-year premiums was primarily driven by our high-quality customer base, high persistency rates, and established market-leading positioning among long-term insurance products.

•

Improving cost-efficiency and sustainable profitability: Operating expenses decreased by 20.2% year-over-year to RMB108.1 million. We achieved profitability for the second consecutive quarter, with non-GAAP net profit of RMB18.4 million.

•

Cumulative number of insurance clients served increased to approximately 8.7 million as of March 31, 2023. We cooperated with 104 insurer partners, including 63 life and health insurance companies and 41 property & casualty insurance companies, as of March 31, 2023.

•	As of March 31, 2023, cash and cash equivalents were RMB230.4 million (US$33.6 million).

Mr. Cunjun Ma, Founder and CEO of Huize, commented, “We are very pleased to report solid financial results for the first quarter of 2023 as both macroeconomic and operational conditions gradually improve following the reopening of the Chinese economy. GWP, operating revenue and non-GAAP net profit all achieved double-digit growth on a sequential basis during the quarter. This performance reflects the continued success of our omnichannel distribution platform in targeting high-quality new generation consumers in higher-tier cities, establishing a market-leading position among long-term insurance products, and empowering independent insurance agents. During the quarter, we continued to focus on working with our partners to develop innovative long-term savings and protection products that are growing in popularity, resulting in GWP contribution from long-term insurance products remaining above 90% for the fourteenth consecutive quarter. GWP contribution from customized products stood at 60.1% during the quarter. With our ability to acquire new customers, upsell existing customers, and improving operating leverage to a macro recovery, we are revising upward our non-GAAP net profit guidance for the full year 2023 to RMB50 million from RMB30 million.”

“In the first quarter of 2023, we continued to step up our investment in the deployment of our “’online purchase; offline service’ strategy to strengthen our O2O-integrated insurance service ecosystem. In the “To-A” segment, we empowered independent agents with product filtering tools, real-time insights into customer behavior, and efficient professional support to strengthen their ability to acquire and engage with customers. During the quarter, FYP facilitated by the “To-A” business reached RMB74.8 million, representing approximately one-third of the FYP facilitated in 2022. In the “To-C” segment, we continued to refine operations with a strong emphasis on compliance and applied cutting-edge technology to enhance customer acquisition, activation, and retention. As a result, the average FYP ticket size during the quarter for long-term savings products increased by 48.8% year-over-year to approximately RMB44,000. Moving forward, we will strengthen cooperation with our insurer partners by innovating and distributing the best products and services while at the same time deepening the integration of our O2O ecosystem to enhance customer experience. We are committed to solidifying our position as a leading insurance intermediary by driving high-quality sustainable growth and creating long-term shareholder value.”

First Quarter 2023 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB1,932.7 million (US$281.4 million) in the first quarter of 2023, an increase of 44.4% from RMB1,338.0 million in the same period of 2022. Within GWP, FYP accounted for RMB660.7 million (or 34.2% of total GWP), an increase of 153.9% year-over-year. Renewal premiums accounted for RMB1,272.0 million (or 65.8% of total GWP), an increase of 18.0% year-over-year.

Operating revenue was RMB298.9 million (US$43.5 million) in the first quarter of 2023, remaining essentially flat when compared with RMB299.5 million in the same period of 2022, and representing an increase of 15.7% from RMB258.4 million during the fourth quarter of 2022. The sequential increase was primarily driven by the increase in FYP facilitated.

Operating costs

Operating costs were RMB179.8 million (US$26.2 million) in the first quarter of 2023, representing an increase of 20.1% from RMB149.7 million in the same period of 2022 and 10.9% from RMB162.2 million during the fourth quarter of 2022. On a sequential basis, operating costs grew at a slower pace than operating revenue primarily due to disciplined control of marketing channel costs.

Operating expenses

Selling expenses were RMB56.3 million (US$8.2 million) in the first quarter of 2023, a decrease of 23.8% from RMB73.9 million in the same period of 2022, primarily due to a decrease in advertising and marketing expenses, and to a lesser extent, a decrease in salaries and employment benefits.

General and administrative expenses were RMB33.5 million (US$4.9 million) in the first quarter of 2023, a decrease of 12.5% from RMB38.3 million in the same period of 2022, mainly due to a decrease in personnel costs and share based compensation expenses.

Research and development expenses were RMB18.3 million (US$2.7 million) in the first quarter of 2023, a decrease of 21.5% from RMB23.3 million in the same period of 2022, primarily due to a decrease in personnel costs.

Net profit and Non-GAAP net profit for the period

Net profit in the first quarter of 2023 was RMB17.9 million (US$2.6 million), an increase of 68.9% from RMB10.6 million in the same period of 2022.

Non-GAAP net profit was RMB18.4 million (US$2.7 million) in the first quarter of 2023, compared with RMB12.3 million in the same period of 2022.

Cash and cash equivalents

As of March 31, 2023, the combined balance of the Company’s cash and cash equivalents amounted to RMB230.4 million (US$33.6 million), compared to RMB277.2 million as of December 31, 2022.

Share Repurchase Program

Year to date as of March 31, 2023, the Company had purchased an aggregate of 484,260 ADSs for a total amount of approximately US$0.6 million under its share repurchase program.

Business Outlook

Based on the Company’s preliminary assessment of the current market conditions, the Company expects to achieve a non-GAAP net profit attributable to shareholders of not less than RMB50 million in 2023. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change as a result of various market uncertainties.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. Eastern Time on Tuesday, May 30, 2023 (8:00 P.M. Beijing/Hong Kong Time on Tuesday, May 30, 2023). Details for the conference call are as follows:

Event Title:                Huize Holding Limited’s First Quarter 2023 Earnings Conference Call

Registration Link: https://register.vevent.com/register/BI17ed259996fc479daff95f099d4194bd

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting, and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool.

One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.8676 to US$1.00, the exchange rate on March 31, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen

In China

Ms. Crystal Lai

Phone: +852 2117 0861

Email: crystal.lai@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of March 31
	2022	2023
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	277,168	230,429	33,553
Restricted cash	98,917	112,080	16,320
Contract assets, net of allowance for doubtful accounts	49,888	30,462	4,436
Accounts receivable, net of allowance for doubtful accounts	250,667	288,906	42,069
Insurance premium receivables	1,792	2,091	304
Amounts due from related parties	489	195	28
Deferred costs	—	1,779	259
Prepaid expense and other receivables	71,818	79,228	11,536

Total current assets	750,739	745,170	108,505

Non-current assets
Contract assets, net of allowance for doubtful accounts	6,634	6,366	927
Property, plant and equipment, net	38,518	33,008	4,806
Intangible assets, net	53,498	53,298	7,761
Long-term investments	77,305	75,536	10,999
Operating lease right-of-use assets	162,180	127,486	18,563
Goodwill	461	461	67
Other assets	279	279	41

Total non-current assets	338,875	296,434	43,164

Total assets	1,089,614	1,041,604	151,669

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings	150,000	77,000	11,212
Accounts payable	262,266	274,058	39,906
Insurance premium payables	27,567	34,057	4,959
Contract liabilities	4,034	4,372	637
Other payables and accrued expenses	58,251	55,747	8,117
Payroll and welfare payable	43,938	71,942	10,476
Income taxes payable	2,440	2,440	355
Operating lease liabilities	10,075	13,978	2,035
Amount due to related parties	495	2,212	322

Total current liabilities	559,066	535,806	78,019

Non-current liabilities
Deferred tax liabilities	12,491	12,491	1,819
Operating lease liabilities	176,032	138,437	20,158

Total non-current liabilities	188,523	150,928	21,977

Total liabilities	747,589	686,734	99,996

Commitments and contingencies
Shareholders’ equity
Class A common shares	62	62	9
Class B common shares	10	10	1
Treasury stock	(15,306)	(19,637)	(2,859)
Additional paid-in capital	904,935	905,220	131,810
Accumulated other comprehensive loss	(17,695)	(18,207)	(2,651)
Accumulated deficits	(531,127)	(513,217)	(74,730)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	340,879	354,231	51,580
Non-controlling interests	1,146	639	93

Total shareholders’ equity	342,025	354,870	51,673

Total liabilities and shareholders’ equity	1,089,614	1,041,604	151,669

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive Income

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2022	2023
	RMB	RMB	USD
Operating revenue
Brokerage income	291,818	288,356	41,988
Other income	7,665	10,554	1,537

Total operating revenue	299,483	298,910	43,525

Operating costs and expenses
Cost of revenue	(148,260)	(174,076)	(25,346)
Other cost	(1,415)	(5,771)	(840)

Total operating costs	(149,675)	(179,847)	(26,186)

Selling expenses	(73,918)	(56,279)	(8,195)
General and administrative expenses	(38,258)	(33,529)	(4,882)
Research and development expenses	(23,343)	(18,312)	(2,666)

Total operating costs and expenses	(285,194)	(287,967)	(41,929)

Operating profit	14,289	10,943	1,596

Other income/(expenses)
Interest expenses	(1,255)	(204)	(30)
Unrealized exchange loss	(14)	(129)	(19)
Investment income/(loss)	(2,139)	459	67
Others, net	1,451	7,321	1,066

Profit before income tax, and share loss of equity method investee	12,332	18,390	2,680

Share of loss of equity method investee	(2,441)	(987)	(144)

Net profit	9,891	17,403	2,536

Net loss attributable to non-controlling interests	(666)	(507)	(74)

Net profit attributable to common shareholders	10,557	17,910	2,610

Net profit	9,891	17,403	2,536
Foreign currency translation adjustment, net of tax	(662)	(512)	(75)

Comprehensive Income	9,229	16,891	2,461

Comprehensive loss attributable to non-controlling interests	(666)	(507)	(74)

Comprehensive income attributable to common shareholders	9,895	17,398	2,535

Weighted average number of common shares used in computing net profit per share
Basic and diluted	1,025,803,080	1,012,038,174	1,012,038,174
Net profit per share attributable to common shareholders
Basic and diluted	0.01	0.02	0.00

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2022	2023
	RMB	RMB	USD
Net profit attributable to common shareholders	10,557	17,910	2,610
Share-based compensation expenses	1,783	504	73

Non-GAAP net profit attributable to common shareholders	12,340	18,414	2,683